UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 6, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” or “the Company”)
IMMEDIATE SUSPENSION OF AMCU INDUSTRIAL ACTION AT SIBANYE GOLD
OPERATIONS
Westonaria, 6 April 2016: Sibanye (JSE: SGL AND NYSE: SBGL) wishes to advise shareholders that it has entered into discussions with leadership of the Association of Mineworkers and Construction Union
(AMCU), and AMCU has agreed to suspend any industrial action at
Sibanye’s operations, while engagement continues with AMCU and other representative unions.
“As previously stated, management at Sibanye is committed to ensuring that the interests of all stakeholders are considered and protected, and that the viability and sustainability of our
business is maintained. We will continue to engage constructively with AMCU leadership in an attempt to ensure a favourable outcome for all stakeholders”, said Sibanye CEO, Neal Froneman.

Further information will be provided when available.

CONTACT
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 6, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer